ADVANTAGE
ENERGY INCOME FUND

Petro-Canada Centre, West Tower
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7

T: 403.261-8810 F: 403.262.0723
www.advantageincome.com

04054082

December 13, 2004

SUPPL

VIA FEDEX

SEC MAIL PROCESSING
RECEIVED
DEC 14 2004
WASH. D.C. 185 SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: File No. 82-34742

Ladies and Gentlemen:

As a foreign private issuer, we are furnishing you, in accordance with Rule 12g3-2(b)(iii), with the following information that we have made public, filed or furnished to our security holders in Canada:

December 13, 2004 – Monthly distribution announcement
December 2004 Investor presentation

Kindly acknowledge receipt of this letter and the enclosure[s] by stamping the enclosed extra copy of this letter and returning it to us in the envelope which is also enclosed.

Sincerely,

Sandra Ronney
Investor Communications Coordinator
Advantage Energy Income Fund

PROCESSED
JAN 05 2005
THOMSON FINANCIAL

dw 1/5

Advantage Energy Income Fund – News Release

December 13, 2004

Advantage Announces Monthly Distribution of Cdn$0.25 per Unit

(TSX: AVN.UN)

Advantage Energy Income Fund is pleased to announce that the cash distribution for the month of December 2004 will be Cdn$0.25 per Unit. The current monthly distribution represents an annualized yield of 14.3% based on the December 10, 2004 closing price of Cdn$21.00 per Unit.

The distribution will be payable on January 17, 2005 to Unitholders of record at the close of business on December 31, 2004. The ex-distribution date is December 29, 2004. The cash distribution is based on approximately 45.9 million Units currently outstanding.

For further information contact:

Mr. Gary F. Bourgeois, VP Corporate Development
Phone: (416) 945-6636
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723
Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com

ADVANTAGE

Advantage Energy Income Fund

Investor Presentation

December 2004

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ADVANTAGE

Fund Overview

- **Created May 23, 2001**
- **Management team**
  - Three principals were senior executives with the Enerplus Group
- **Market capitalization at November 25, 2004: $999 million**
  - Approximately 45.6 million Units outstanding
- **Production split:**
  - 70% natural gas
  - 30% oil & NGLs
- **Monthly cash distribution increasing from $0.25 to $0.28 per Unit in January, 2005**
  - Subject to Defiant Energy Corporation acquisition closing in December, 2004
  - 15.3% yield
  - Tax deferral - 60% in 2003
- **Management and Directors own approximately 4.0% of outstanding units**

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Unit Price / Cash Distribution Performance

October 4, 2001 – November 25, 2004



$31.00
$27.00
$23.00
$19.00
$15.00
$11.00
$7.00
Unit price
Unit price + cash distributions
Anadarko $186 mm
MarkWest $102.5 mm
Best Pacific $53.5 mm
Gascan Resources $70.7 mm
Due West $60.1 mm
TSX Royalty Trust Capped Energy Index
2001
2002
2003
2004

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Due West Acquisition – August 1, 2001

	$ 000	mboe	$/boe
Reserves acquired	$ 60,100	7,100	$ 8.46
Cumulative Cash flow to Dec. 31/03	(31,142)	(1,564)	(19.91)
Capex	10,045	3,891	2.58
Net cost of reserves @ Dec. 31/03	$ 39,003	9,427	$ 4.14
1H 2004 Cash flow – annualized [1]	$ 14,074	497	$ 28.30
Cash-on-cash yield	36.1%		
Reserve life index (# of years)		19.0	
Recycle ratio			6.8 x

[1] WTI US$36.73, NYMEX gas US$5.83

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ADVANTAGE

Gascan Acquisition – January, 2002

	$ 000	mboe	$/boe
Reserves acquired	$ 70,700	8,800	$ 8.03
Cumulative Cash flow to Dec. 31/03	(64,068)	(2,756)	(23.25)
Capex	53,404	9,622	5.55
Net cost of reserves @ Dec. 31/03	$ 60,036	15,666	$ 3.83
1H 2004 Cash flow - annualized	$ 48,167	1,527	$ 31.54
Cash-on-cash yield	80.2%		
Reserve life index (# of years)		10.3	
Recycle ratio			8.2 x

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ADVANTAGE

Best Pacific Acquisition – December, 2002

	$ 000	mboe	$/boe
Reserves acquired	$ 53,500	6,500	$ 8.23
Cumulative Cash flow to Dec. 31/03	(18,802)	(779)	(24.13)
Capex	12,619	1,106	11.41
Net cost of reserves @ Dec. 31/03	$ 47,317	6,827	$ 6.93
1H 2004 Cash flow - annualized	$ 19,929	734	$ 27.14
Cash-on-cash yield	42.1%		
Reserve life index (# of years)		9.3	
Recycle ratio			3.9 x

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ADVANTAGE

MarkWest Acquisition – November, 2003

	$ 000	mboe	$/boe
Reserves acquired	$ 102,500	7,767	$ 13.20
Cumulative Cash flow to Dec. 31/03	(3,500)	(143)	(24.26)
Capex	1,876	2,886	0.65
Net cost of reserves @ Dec. 31/03	$ 100,876	10,510	$ 9.60
1H 2004 Cash flow - annualized	$ 38,727	1,505	$ 25.72
Cash-on-cash yield	38.4%		
Reserve life index (# of years)		7.0	
Recycle ratio			2.7 x

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ADVANTAGE

Q3 2004 Overview

Acquisitions

- Anadarko Assets (September 15, 2004)
  - 6,250 boe/d
  - 13.9 mboe of reserves
- Defiant Energy Corporation (Mid December 2004)
  - 3,450 boe/d
  - 15.2 mboe of reserves

- **Gas prices have risen sharply**
  - 2005 AECO strip is up 26% from Advantage Q3 2004 average
  - Hedging substantially expires December 31, 2004
- **Cash distribution increasing in January 2005 to $0.28 per Unit, subject to Defiant closing**
- **Review Q3 2004 results as reported and pro forma Anadarko/Defiant**
- **Drilling at Nevis, Alberta**

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ADVANTAGE

Anadarko and Defiant Acquisitions

Accretion Analysis – Key Measures [1]

Production per Unit	**+ 35.4%**
Cash flow per Unit	**+ 36.9%**
Reserves per Unit	**+ 27.2%**
Cash distribution per Unit (from $0.23 to $0.28 per Unit)	**+ 21.7%**
Payout ratio	**- 11.1%**

[1] **Pro forma based on August 2004 production levels and average Q3 2004 commodity prices**

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ADVANTAGE

BOE Production

(boe/d)

* 61% increase from Q2 2004



24,700
12,404
13,594
15,449
15,320
16,121
Q3 2003
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q3 2004 pro forma

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ADVANTAGE

Natural Gas Production

(mcf/d)

* 39% increase from Q2 2004



102,000
58,686
65,280
75,649
73,283
75,425
Q3 2003
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q3 2004
pro forma

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ADVANTAGE

Oil & NGL Production

(bbls/d)

* 148% increase from Q2 2004



7,700
2,623
2,714
2,841
3,106
3,550
Q3 2003
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q3 2004
pro forma
□ Light oil & NGLs
Property disposition

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ADVANTAGE

Natural Gas Price Review

Advantage wellhead price, net of hedging ($/mcf)

* Hedging program substantially expires Dec. 31, 2004



$5.96
$5.76
$6.28
$6.20
$5.76[1]
$7.48
Q3 2003
Q4 2003
Q1 2004
Q2 2004
Q3 2004
2005 Strip

(1) Includes hedging loss of $0.35 per mcf

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ADVANTAGE

Crude Oil Pricing

Crude oil and NGLs, net of hedging (Cdn$/bbl)

* No crude oil hedges are currently in place



$36.04
$35.67
$40.93
$45.36
$51.20
$49.28
WTI $30.20
WTI $31.18
WTI $35.15
WTI $38.29
WTI $43.86
WTI $47.25
Q3 2003
Q4 2003
Q1 2004
Q2 2004
Q3 2004
2005 Strip
WTI US$/bbl

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ADVANTAGE

Cash Available for Distribution

($/Unit)



$0.76
$0.72
$0.79
$0.77
$0.75
$1.17
Q3 2003
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q3 2004(1) pro forma

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(1) Based on 24,700 boe/d and 2005 commodity price strip WTI US$47.25, NYMEX gas US$7.50 and Cdn/US exchange 85 cents

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ADVANTAGE

Payout Ratio



91%
95%
88%
89%
92%
72%
$0.23
$0.23
$0.23
$0.23
$0.23
$0.25
$0.28
Q3 2003
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q3 2004(1) pro forma
Monthly Cash Distribution

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(1) Based on 24,700 boe/d and 2005 commodity price strip WTI US$47.25, NYMEX gas US$7.50 and Cdn/US exchange 85 cents

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ADVANTAGE

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2005 Sensitivities – Pro forma

Monthly Cash Flow per Unit (net of debenture interest)

NYMEX Gas US$/mcf (C$/mcf)		WTI Oil US$/bbl		
		$42.00	**$47.00**	**$52.00**
	$6.50 (C$6.66)	$0.31	$0.33	$0.36
	$7.50 (C$7.81)	$0.37	$0.39	$0.41
	$8.50 (C$8.99)	$0.42	$0.44	$0.46

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ADVANTAGE

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Nevis, Alberta

- **Property acquired in December, 2003 (MarkWest acquisition)**
  - Light, sweet crude oil discovery
- **Activity to September 30, 2004:**
  - Acquired additional 18 sections of land bringing the total to 41 sections
  - Shot 36 square kilometres of 3 dimensional seismic data
  - Drilled 10 horizontal wells, 4 vertical "earning" wells and 1 vertical natural gas well
  - 8 of the 10 horizontal wells are on-stream adding initial production of 130 to 140 boe/d per well, stabilizing at 90 to 100 boe/d after approximately 8 months
  - 3 of the 4 vertical "earning" wells encountered oil and will be re-entered and drilled as horizontal oil wells in Q4
- **Q4 activity:**
  - 3 horizontal re-entries
  - 6 horizontal wells
- **Up to 70 additional horizontal wells are planned over the next 12 to 18 months**

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ADVANTAGE

Nevis, Alberta – Hz Well Drilling Program

Single well economics:

Cost to drill, complete and tie-in	$1,400,000
Cash flow for first eight months	750,000
Net cost to recover	$ 650,000
Daily stabilized production after six months	100 boe/d
Cost per daily barrel	$ 6,500

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ADVANTAGE

Nevis Production History



(boe/d)
1000
800
600
400
200
0
8 horizontals
4 horizontals
1 horizontal
Jan Feb Mar Apr May Jun July Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun July Aug Sep Nov E
Vertical Wells
Horizontal wells

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ADVANTAGE

Summary

- **70% natural gas weighted**
- **High yield – approximately 15.3%**
  - Cash distribution increasing to $0.28 per Unit in January 2005, subject to Defiant closing
  - Payout ratio declining to 72% in Q1 2005
- **Long reserve life index – 9.1 years**
- **Significant drilling inventory**
  - Low risk projects
  - High impact, light oil development at Nevis, Alberta
- **Experienced management team**
  - Proven track record of making accretive acquisitions
- **Strong balance sheet**

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ADVANTAGE

Visit our Website

www.advantageincome.com

The information in this presentation contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

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